May 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	PC Connection, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 3, 2017
File No. 0-23827

Dear Mr. Thompson:

This letter is in response to your comment letter dated May 2, 2017, in respect of our Form 10‑K for the year ended December 31, 2016.  In your comment letter, you asked us to respond within ten business days.

Via e-mail correspondence on May 15, 2017, we requested an extension of the deadline for responding to your comment letter to May 22, 2017.  The extension was requested to allow additional time for coordinating and preparing our response.  We hereby respectfully confirm our request for an extension, as agreed to by Yolanda Guobadia via telephone conversation on May 16, 2017.

Please do not hesitate to contact the undersigned if you have any questions.

Sincerely,

/s/ TIMOTHY MCGRATH
Timothy McGrath
President and Chief Executive Officer